

February 5, 2024

Timothy Sheehy
Chief Executive Officer
Bridger Aerospace Group Holdings, Inc.
90 Aviation Lane
Belgrade, Montana 59714

  Re: Bridger Aerospace Group Holdings, Inc.
    Registration Statement on Form S-3
    Filed January 26, 2024
    File No. 333-276721

Dear Timothy Sheehy:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Brian Fetterolf at 202-551-6613 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services

cc: Michael P. Heinz